UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

HOUSE HACK, INC.

(Exact name of issuer as specified in its charter)

Wyoming	88-3438856
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

8164 Platinum Street Ventura, CA	93004
(Address of principal executive offices)	(Zip code)

805-888-0846

(Registrant’s telephone number, including area code)

Non-Voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the terms “House Hack,” “we,” or “the company” refers to House Hack, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. BUSINESS

Company Overview

House Hack, Inc. was incorporated in the State of Wyoming on June 22, 2022. As of December 31, 2023, the company has generated minimal revenue. The company has been formed primarily to acquire, renovate, lease (both short, medium, and long-term rentals), manage, operate, selectively leverage, and opportunistically sell, directly or through subsidiaries and affiliates, primarily residential and some commercial rental properties in the United States. The company intends to focus its investments in single-family rental properties (“SFRs”) and multi-family rental properties (“MFRs”) in various states and to establish a local presence in each of those markets. In addition, the company may opportunistically invest in other types of real estate assets. The company’s activities since inception have consisted of formation activities, capital raising activities, and initial investments in real estate in the following markets: California and Utah.

The company currently does not intend to “flip” properties in the traditional sense of buying, renovating, and selling them. Instead, the company intends to continue providing low or no cost management of all properties it buys but is considering selling certain properties to real estate investment trusts (“REITs”) and Delaware statutory trusts (“DSTs”) in the future, which may or may not be affiliates of the company. In addition to relying on information from the market and other traditional tools, the company intends to leverage artificial intelligence and machine learning to aid in the acquisition, management, and disposition of real estate. The company has its own proprietary tool to help locate real estate, which uses machine learning to understand the preferences of our founder in the selection of real estate assets. The company is also exploring the possibility of the developing its own internal management software over time that it may later publicly license. We operate under the direction of our officers and Board, the members of which are accountable to us and our stockholders. Our officers and Board will manage the acquisition and dispositions of our properties. Although our intention is to primarily acquire SFRs and MFRs properties, the Board may use discretionary authority to decide which types of real estate may be acquired, including additional commercial and potentially raw land. The company may also later expand its focus to real estate development, including construction of Accessory Dwelling Units (“ADUs”) and community subdivision planning.

Real Estate Acquired to Date

During the year ended December 31, 2023, the company acquired 10 properties, 8 of which are located in Northern and Southern California and 2 located in Utah, for an aggregate purchase price of $6,780,664. The company allocated an aggregate of $4,417,693  to buildings and the remaining $2,388,071 was allocated to land.

During the six months ended June 30, 2024, the company has acquired 8 additional properties for an aggregated purchase price of approximately $28.9 million. Two properties are located in Northern California and six are located in Southern California. Of these acquisitions, three were multi-family properties and the remainder were single family properties. One multi-family property had a commercial space which is leased to a third party and operated as a restaurant.

Market Overview

In traditional SFRs and MFRs investing, there are challenges to build tailored yet diversified SFR and MFR portfolios covering multiple markets to create attractive risk-adjusted long-term returns.

●	It is hard to source and acquire properties remotely (in multiple states). This generally requires strong knowledge of local markets.
●	Investing at scale requires a network of agents, rehabilitation teams, and property managers.

●	Investors have limited, low-cost traditional financing options (e.g., Fannie Mae places limitations on investment properties).
●	Significant capital and infrastructure is required to acquire and manage a SFR and MFR portfolio at scale.
●	The purchase process alone involves numerous discrete steps such as sourcing and underwriting properties, selecting a property, making an offer, negotiating and signing a purchase and sale agreement, providing an earnest money deposit, applying for a mortgage, completing an HOA application, if applicable (and ensuring that HOA regulations permit the home to be rented), selecting a property manager and negotiating a property management agreement, selecting an insurance provider and negotiating the terms of insurance, coordinating inspections and appraisals, selecting a lender and negotiation loan terms when necessary, coordinating repairs to the property, scheduling closing and document review, signing closing documents, and finally taking possession of the property.
●	The process of transferring the properties to a third-party or affiliated financial vehicle while also providing low cost property management further complicates this process even after acquiring and stabilizing the properties. Any such financial vehicle, including REITs and DSTs, will be heavily regulated and scrutinized. This will bring additional regulatory responsibilities that the company will regularly have to prepare and report for each individual holding. There is also no guarantee that these financial offerings will be successful and may leave the company in a worse financial situation than had they chosen not to transfer the properties.

House Hack, Inc. aims to simplify real estate investing by eliminating barriers to entry and simplifying investors’ participation in the SFR and MFR market by providing an efficient alternative to direct investing (avoiding the need to be on title, secure a mortgage, deal with agents, supervise rehabilitation teams and property managers, and address ownership and tenancy issues).

Our Objective

Our investment objectives include:

Purchase Real Estate Assets at Lower-Than-Market Prices

By purchasing real estate at lower-than-market prices, we intend to maximize the number of properties, i.e. properties, that can be acquired using the proceeds from our offerings of our securities. We also intend to maximize the revenue we may generate by selling portfolios of real estate.

Develop Rental Income Stream

As we acquire properties, these investments may serve as the base of rental-income. Rental-income is one of our revenue sources.

Preserve Capital and Grow Capital

By acquiring properties at lower-than-market prices, we believe that the overall value of our assets will be significantly improved. Such acquisitions also mean that we may be able to preserve capital during downward trends in the real-estate market. We may also sell these properties at market values after they are rehabilitated.

Artificial Intelligence

Artificial intelligence (AI) is expected to provide opportunities to streamline real estate investing over the next decade, from deal-identification, valuation, remodel costing, tenant screening, risk-identification, property management, insurability, and development. At House Hack, Inc., we hope to leverage AI to minimize our operating expenses.

Market Opportunity

As we anticipate acquiring most of our properties for cash, and therefore will not be subject to financing costs, we believe that recent market events, such as increases in interest rates, make this an opportune time for the company to invest in SFRs properties, MFRs, and select commercial properties and raw land for the purpose of long-term investment.

The company’s approach to long-term investment is different than the traditional real estate holding company. Once House Hack, Inc. has purchased, renovated, and stabilized a portfolio of properties, it may transfer them to a separate, third-party or affiliated entities at then existing after-repair market values. These affiliates may consist of other real estate financial offering companies such as REITs and DSTs. These entities may or may not perform public offerings and may or may not be listed on a public stock exchange. House Hack’s goal with creating this transfer of property is so that it may recapture initial investment capital along with the potential appreciation added to the property based on its after-repair market value. Additionally, House Hack. intends to then offer these entities low or no cost property management services to ensure that its property management team will continue to stay in place and provide the same level of property management service as was previously provided before the transfer. House Hack then intends to take the newly acquired funds from said transfer to repeat the cycle with purchasing more real estate and then transferring it to these entities for potential follow-on offerings depending on what the status of the market is at the time of potential transfer.

Strategy

Acquiring Property

In additional to the properties described above in “Real Estate Acquired to Date”, the company intends to continue to acquire SFRs, MFR, and select commercial properties as well as raw land, utilizing an equity acquisition strategy.

Our investment process leverages our network of real estate agents and brokers, experienced team members, and data analysis to make our investment decisions.

●	Sourcing: House Hack uses in-house acquisition team (using industry leading analysis and screening tools) in collaboration with local real estate professionals to find and source investment opportunities. The opportunities may include individual homes listed on the MLS, bulk rental home portfolios, BFR (built-for-rent) communities, and off-market deals sourced by our staff and from leads generated from our member network. We use our propriety wedge-finder AI tool with properly managed human oversight.

●	Due Diligence: House Hack evaluates potential investments against our stated investment criteria. Once a geographic market is selected, our due diligence focuses on the sub-market and the property itself. Value analysis will include projected rental rates and home values, relying on a combination of first-party data, automated valuation models, or AVMs, and, in certain circumstance, third-party independent appraisals. Property level analysis will look at standard risk factors including condition of title, structural defects in the home, environmental issues, and other hazards such as floods and earthquakes.

●	Ongoing Management: While House Hack currently manages all properties, but we may use a third-party manager. Currently, we intend to manage properties in house. even after a potential transfer to an affiliated entity. House Hack’s in-house property management team will maintain books and records, inspect each home and ensure that it is properly maintained, handle maintenance requests, and be responsible for landlord/tenant compliance. We intend that our property management teams will utilize modern tech-enabled property management platforms with digital payment and communication features.

●	Development: House Hack seeks to increase the value of its real estate holdings. One potential avenue for doing so would be to develop current and future real estate holdings. This could include adding additional units to existing properties, such as planning and constructing ADUs as permitted by local state law, along with the purchase of raw land to develop into a planned community subdivision. House Hack will consult and hire professionals to assist in this process as needed to maximize value.

Leveraging properties

Leverage, as used in this Annual Report, means the borrowing of money based on the equity available in certain properties. The use of leverage will enable us to acquire more properties than if leverage is not used. However, leverage will also increase the risks associated with a property.

All of our properties do not have any leverage (including mortgage debt) and we intend to maintain that policy.

The company may also elect to enter into one or more credit facilities with financial institutions. Any such credit facility may be unsecured or secured, including by a pledge of or security interest granted in our assets. Presently, the company holds a revolving $25 million line of credit with J.P. Morgan Chase Bank. This line of credit is a margin loan secured by the company’s T-Bill holdings along with a personal guarantee from the company’s Chief Executive Officer, Kevin Paffrath.

Currently, and in the current interest rate environment, the company does not leveraging the properties. However, the Board of Directors has not authorized a maximum leverage amount and has the ability to authorize the company to leverage any investment.

Manner of Liquidating Properties

Exit strategies that the company may employ at the appropriate time include, but are not limited to:

•

Sale of Properties. If the market allows for a successful sale of the properties to third parties or to affiliates of the company so that investors may realize appreciation, the company will look to sell some or all of the properties owned by the company to such third-party or affiliates.

•

Refinance the Properties and hold. The properties owned by the company may be leveraged. To date, the company has not set a maximum loan to value criteria. If the then-appraised values of the properties show appreciation the company may elect to refinance some or all of the properties and invest in additional properties.

•

Sale to a Public Real Estate property Trust. The company may find that the properties are attractive purchases for certain public real estate property trusts. The company may elect to a) sell some or all of the properties outright to the individual trust; b) sell some or all of the properties to the real estate investment trust in exchange for equity in the trust (stock) and cash (depending on the appreciation value); or c) create its own real estate investment trust to which the properties may be sold or exchanged. If investors were to receive stock of the purchaser real estate investment trust in exchange for their Shares, the investors may be able to sell their shares on the public exchange of which the public real estate investment trust is traded, so long as it is traded.

•

Sale to a Delaware Statutory Trust. The company may find that the properties are attractive purchased for certain Delaware Statutory Trusts. The company may elect to a) sell some or all of the properties outright to the individual DST; b) sell some or all of the properties to the DST in exchange for ownership in the DST (percentage of ownership); or c) create its own DST to which properties may be sold. Should the company create a DST, it may also choose to additionally form a partnership with a REIT, whether affiliated or not, so that owners of the DST may later be able to receive operating partnership units with said REIT in exchange for their DST ownership percentage so long as all other tax rules and regulations are being properly followed.

Diversity in properties

The company currently holds three apartment buildings, one in Northern California and two in Southern California, along with 15 single-family residences throughout California and Utah. The apartment buildings account for approximately 59% of House Hack, Inc.’s assets, including cash reserves. House Hack may shift its focus from MFRs and SFRs depending on market conditions. The company anticipates beginning to focus on acquiring more SFRs depending on how the market develops in the third and fourth quarters of this year.

No Guarantee as to Success

The company cannot assure you that it will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our company will have substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets.

Competition

We face competition from other owners, investors, and developers that are looking to acquire similar properties and who may implement or are already implementing a similar business plan to ours. Further, we may be at a disadvantage to our competition who may have greater capital resources than we do, specifically cash. It has become increasingly difficult to obtain lending on many properties and those developers that are able to close without financing and pay the full purchase price of a property in cash may be able to close on more properties or will be able to negotiate better purchasing terms. We face competition primarily from other real estate investment platform companies such as Roofstock, Inc., Cardone Capital LLC, Fundrise, LLC; publicly-listed REITs; OpenDoor Inc.; as well as a range of emerging new entrants. In order to compete, we work tirelessly to innovate and improve our products, while at the same time preserving our unique culture and approach.

Employees

We currently have 4 full-time employees and 2 part-time employee. We expect to continue to hire employees as needed by year end.

Legal Matters

On or about January 24, 2024, the company had an earnest money dispute for a contested property purchase in Texas. The plaintiff (seller) alleges that the company breached the contract when it failed to deposit the earnest money and is seeking $1,000,000. House Hack denies the allegations and alleges fraud, breach of contract, and defamation against the seller. House Hack maintains that seller’s disclosures were fraudulent and that it relied on those disclosures to its detriment when deciding to enter into the purchase agreement. Therefore, House Hack asserts that it was relieved of any and all duties under the contract, including the earnest money deposit. The company intends to continue to defend itself vigorously against this complaint. This matter is in the early stages and the ultimate decision is not yet determinable.

On March 15, 2023, Kevin Paffrath, and other media influencers became parties (“Defendants”) to a class action suit filed in the United States District Court in the Southern District of Florida (Miami Division) by a class action investor in connection with the Chapter 11 bankruptcy filings of cryptocurrency exchange FTX Trading Ltd. (“FTX”) and West Realm Shires Services Inc. (“West Realm”). The complaint alleges the Defendants promoted, assisted, and/or actively participated in the offer and sale of unregistered securities by FTX and West Realm, as well as allegation violations of the Florida Securities and Investor Protection Act, the Florida Deceptive and Unfair Trade Practices Act, and Civil Conspiracy. Mr. Paffrath has retained outside counsel specifically for this matter. On June 5, 2023, Mr. Paffrath and his counsel have negotiated a settlement agreement with the plaintiffs; however, this agreement is subject to execution and judicial approval and may not occur. The class action suit could divert the attention of Mr. Paffrath, which could have a material adverse effect on our business, results of operations, financial condition, and prospects.

In 2023, The Department of Financial Protection and Innovation of the State of California alleged that Kevin Paffrath performed unlicensed investment adviser activities in violation of California Corporations Code section 25230 from at least May 30, 2021 through June 26, 2021 during fundraising livestreams that he held on his YouTube channel for his campaign for California Governor. Mr. Paffrath agreed to enter into a Consent Order to settle the matter without either admitting or denying that he had violated any California law or regulation. As part of the Consent Order, Mr. Paffrath agreed to desist and refrain from any unlicensed investment adviser activities and to pay an administrative penalty of $5,000.00. Prior to this claim, back in September 2022, Mr. Paffrath had passed his Series 65 license exam, permitting Mr. Paffrath to become a registered investment adviser representative at his SEC registered investment adviser firm and give licensed financial advice to the firm’s clients.

THE COMPANY’S PROPERTY

In addition to the real estate the company holds for investment, in July 2023, the company entered into a lease arrangement with The Paffrath Organization for office space for monthly base rent of $6,000. The lease is month-to-month.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2023 and December 31, 2022 should be read in conjunction with our financial statements and the related notes included in this Annual Report.  This discussion contains forward-looking statements reflecting the company’s current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors.

Overview

The company is a corporation organized on June 22, 2022 under the laws of Wyoming. The company has been formed to invest, directly or through subsidiaries, in real estate assets throughout the United States. The company intends to focus its acquisitions on SFRs and MFRs where our Management believes that the property in priced less than properties in the same areas -- “wedge” properties. However, the company may invest opportunistically invest in other types of real estate properties. The company's headquarters are in Ventura, California.

As of December 31, 2023, the company has generated minimal revenue. The company’s activities since inception have consisted of formation activities, capital raising activities and initial investments in real estate. As the company continues to expand its principal operations, it will incur significant additional expenses and require deployment of significant capital. The company is dependent upon existing capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including but not limited to failing to secure additional funding to operationalize the company’s planned operations or failing to profitably operate the business.

Operating Results

For the year ended December 31, 2023, the company earned rental income of $7,197 as compared to $0 for the period from June 22, 2022 (“Inception”) to December 31, 2022.

Total operating expenses for the year ended December 31, 2023 were $1,543,764 consisting primarily of other operating expenses that includes salaries and consulting fees of $987,665, sales and marketing fees of $224,609, and rent of $36,000. Operating expenses also included property related expenses of $31,327, depreciation expenses of $25,100 and other general and administrative expenses of $239,063. For the period June 22, 2022 (inception) until December 31, 2022, other operating expenses were $202,851.

The company’s operating expenses rose significantly in 2023 due to the company transitioning from its passive fundraising phase to its active investment phase. The company began searching for and acquiring investment properties in June 2023. From June through September 2023, employees from The Paffrath Organization worked with House Hack, Inc. during this investment property search phase. House Hack reimbursed The Paffrath Organization for wages and expenses paid from June through September 2023. Beginning October 1, 2023, those employees transferred to the company and became full-time House Hack employees in order to oversee the growing portfolio of properties. Costs also increased due to the renovation and management costs related to the properties.

As a result, the company sustained a loss from operations of $1,536,567 for the year ended December 31, 2023 compared to a loss from operations of $202,851 for the period from June 22, 2022 (inception) until December 31, 2022.

Total other income (expense) for the year ended December 31, 2023 was $1,144,557 compared with $58,249 for the period from June 22, 2022 (inception) until December 31, 2022. The other income for the fiscal year ended December 31, 2023 was comprised primarily of interest income of $1,060,027 generated predominately from short-term investments in US treasury bills, accrued interest and amortized discount of treasury bills held to maturity. During the period from June 22, 2022 (inception) until December 31, 2022, the company received $58,249 in total other income predominately from interest from government notes.

As a result of the foregoing, for the year ended December 31, 2023 and for the period from June 22, 2022 (inception) until December 31, 2022, the company experienced a net loss of $392,010 and $144,602, respectively.

Liquidity and Capital Resources

As of December 31, 2023, our company had cash or cash equivalents of $15,001,359 compared to the prior year ended December 31, 2022 of 3,089,331.

The company has incurred losses since inception and has received minimal revenue, the company has raised funds through the following equity issuances:

•	August 2022 and September 2022, the company sold 1,000,000 shares of Voting Common Stock for $1,000,000 to Kevin Paffrath, see “Item 5. Interest of Management and Others in Certain Transactions” below for additional information.

•	From September 2022 through March 2023, the company sold units consisting a of a share of Non-Voting Common Stock and warrant coverage for $1 per unit in Regulation D offering. The warrant coverage was a sliding scale ranging from 55% (or a warrant to purchase .55 of a share of Non-Voting Stock) to 0%.In October 2022, the company issued 269,000 shares of Non-Voting Common Stock to an entity owned by its founder in exchange for certain software and intellectual property.

•	From November 2023 through December 2023, the company sold 15,211,338 shares of Non-Voting Common Stock in a Regulation A offering for gross proceeds of $15,211,338.

•	From February 2024 through May 2024, subsequent to exercise date of the warrant, the company also raised funds in a private placement under Regulation D for shares of Non-Voting Common Stock, offered at $2.00 per share. Through June 30, 2024, the company has issued 1,224,490 shares of Non-Voting Common Stock for gross proceeds of $2,448,980.

•	In April 2024, the company called for warrant exercises related to the Company’s Regulation D Offering. Holders of the warrants had 60 days to exercise the warrants at $1.00 per share of non-voting common stock. As of May 2, 2024, the Company issued 5,199,184 shares of Non-Voting Common Stock for gross proceeds of $5,199,184.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has only recently commenced planned principal operations, and we plan to incur significant costs and usage of capital in pursuit of our plans, and have not generated significant revenues or any profits since inception. As of December 31, 2023, the Company has an accumulated deficit of $536,612, cash of $15,001,359 and short-term investments totaling $13,889,447. The Company’s plans below are believed to alleviate substantial doubt.

Management Plans

The Company’s ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to utilize the proceeds from investments received to date, obtain additional capital financing sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. The Company may also choose to hold assets and wait for strategic opportunities. No assurance can be given that the Company will be successful in these efforts.

As of the date of issuance of these financial statements, management expects that its cash and cash equivalents, and short-term investments will be sufficient to fund its operating expenses, and capital expenditure requirements for at least one year from the date these financial statements are issued. The Company is also due funds from the Company’s founder totaling $752,249, which are expected to be used to fund operational expenses.

Trend Information

The company began accumulating real estate starting in August 2023. The company purchased $6,805,764 in real estate from that period until December 31, 2023. In the first six months of 2024, the company purchased approximately $28.9 million in real estate. As of June 30, 2024, the company is receiving approximately $181,000 a month in revenue from its real estate purchases compared to $4,477 for the month of December 2023.

Our property operating costs will increase with additional acquired properties for real estate taxes, utilities and insurance but we expect that will be partially offset by additional rental income.

The company has benefited from increased rental income during 2024 as set forth above, while experiencing a reduction of investment interest income. We expect this trend to continue. The company will utilize invested capital, which will result in decreased interest income, in order to buy properties.

The company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the company’s control could cause fluctuations in these conditions, including but not limited to: recession, downturn or otherwise; government policies surrounding tenant rights; local ordinances where properties reside as a result of the coronavirus pandemic; travel restrictions; changes in the real estate market; and interest-rate fluctuations. Adverse developments in these general business and economic conditions could have a material adverse effect on the company’s financial condition and the results of its operations.

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As of December 31, 2023, the company’s executive officers and directors and significant employees are as follows:

Name	Position	Age	Term of Office (Date of Appointment)	Approximate hours per week
Executive Officers
Kevin Paffrath	President & CEO	32	June 22, 2022 – Present	Full-time
Robert Carey	Secretary and Treasurer	73	June 22, 2022 – Present	30
McKay Thomason	Chief Operating Officer	24	October 1, 2023 – Present	Full-time
Kenneth E. Traynham	Chief Legal Officer	32	October 1, 2023 – Present	Full-time
Christian Cubacub	Chief Media Officer	25	October 1, 2023 – Present	Full-time
Nicolas Vaughn	Vice President of Construction	34	June 22, 2022 – July 24, 2024	Full-time

Directors
Kevin Paffrath	Chairman of the Board	32	June 22, 2022 – Present
Robert Carey	Director	73	June 22, 2022 – Present
Nicholas Vaughn	Director	33	June 22, 2022 – July 24, 2024
William Stewart	Director	68	June 22, 2022 – Present
Ross Gerber	Director	53	June 22, 2022 – Present

Kevin Paffrath, Founder, Chairman of the Board, Chief Executive Officer and President

Kevin Paffrath is the Founder, Chairman of the Board of Directors, President, and CEO of The Paffrath Organization. Kevin has over a decade of experience within the real estate industry. At age 18, Kevin became a real estate agent and at 19 bought his first home. Two years later, Kevin became a real estate broker and opened his own brokerage firm under The Paffrath Organization, a DBA of Meet Kevin, The No-Pressure Agent. By 2015, Kevin was a top agent in Ventura County selling over 50 properties himself in one year. To date, Kevin has represented buyers and sellers on transactions more than $150 million. At The Paffrath Organization, Kevin has also purchased, managed, and sold over twenty single and multi-family “wedge” deals for his own portfolio during a period of approximately eight years. Kevin had accumulated up to 27 properties, almost all “wedge deals,” before reducing to five in the first two quarters of 2022 to raise funds for new ventures. In 2018, Kevin began sharing his knowledge on YouTube and by 2023, building a 1.87 million subscribers base, with over 523 million views on social media. His videos seek to educate viewers about real estate, personal finance, stocks, taxes, credit investing, and building wealth. He has been featured in the New York Times, Bloomberg via the Associated Press, the Financial Times, Forbes, Business Insider, CNBC, The Wall Street Journal, Politico, The Washington Post, and many more. He is frequently referred to as a “landlord influencer” in media reports. Kevin also interviews business and thought leaders, like Kevin O’Leary and Barbara Corcoran from Shark Tank, the CEO of Robinhood, M1 Finance, BlockFi, Ross Gerber, and billionaire Frank Guistra. Kevin’s experience and passion for real estate, the economy and investing have fueled growth for his businesses. Kevin received his BA in Political Science from UCLA with additional studies in economics, real estate, and accounting. He graduated in 2014.

William Stewart, Director

Prior to his retirement in 2014, Bill Stewart had over 34 years of real estate and professional property management experience. Bill owned, operated and managed his own real estate office with multiple agents working under his leadership. During his real estate career, Bill was a trainer of new agents while working for the Century 21 County Center. Bill has held his broker’s license for over 34 years and has attended various courses in real estate throughout his career, such as the Century 21 Investment Specialist program. Bill has personally bought and sold numerous income properties throughout his career.

Ross Gerber, Director

Ross Gerber is the Co-Founder, President and CEO of Gerber Kawasaki Wealth and Investment Management (“GKM”) which began operations in 2010. Ross oversees GKM’s corporate and investment management operations as well as serves individual clients. As of January 2022, GKM had grown to 46 employees, has over 10,000 clients, and $2.2 billion in AUM. GKM is provides investment advice for the younger generation through its Get Invested program. In April 2021, GKM was one of the earliest registered investment advisors to partner with Gemini Trust company, LLC to offer digital assets to clients. Mr. Gerber has expertise in online marketing and social media. He is a co-developer of the company’s IOS application - my-moneypage. Mr. Gerber has become an influential investor on social and in traditional media. He has been a guest on Bloomberg, Reuters, Fox Business, Yahoo Finance, CNN, CNBC and Cheddar TV. He has appeared on many of the most popular podcasts including Meet Kevin, HyperChange TV, The Dave Portnoy Show, The Pomp Podcast and many more. Ross is also on the executive board and a past president of the Guardians of the Jewish Home in Los Angeles. Ross received his BA in Communications from the University of Pennsylvania in 1993.

Robert Carey, CPA, Board Member and Officer

Robert Carey is a Certified Public Accountant and founder of Carey & Hanna, Tax and Wealth Planners, a tax and financial advising firm located in Oxnard, California. Started in 1985, the company provides tax and investment advice. Mr. Carey obtained a real estate license in 1979 and has owned businesses as well as real estate assets. He is a contracted advisor to one of the top twelve rated independent broker-dealers of tax-wealth advisors in the US. Robert is a frequent speaker to AICPA annual conferences, professional investment advisors, local real estate groups, and a national webcam educator. He has over 38 years of experience advising business owners in both strategic business ideas and tax advice. Bob earned his bachelor’s degree from Lewis and Clark State College in Management Technology in 1985. Robert also owns and operates a consulting firm, Sharpezel.com, Inc., which is independent of Carey and Hanna, Tax and Wealth Planners.

Nicholas Vaughn, Director and Vice President of Construction

Nicholas Vaughn was a project manager at Genhawk Construction from January 2018 to March 2020. Mr. Vaughn then became a self-employed general contractor from March of 2020 to December 2020. Today, Mr. Vaughn is the Director of Construction for The Paffrath Organization, a position he has held since January 2021. He leads a team of three and focuses on remodeling properties for owners who lease their single-family homes. He is also the Vice-President of Construction Operations for House Hack, Inc. Mr. Vaughn has 10 years of experience working within the construction industry. On January 8, 2022, he obtained his contractor’s license and began working under a general contractor where he had the opportunity to oversee small construction crews and perform structural changes to residential properties. In 2021, Mr. Vaughn enrolled in the California State License School and obtained his Class B General Building Contractor’s License. Mr. Vaughn has also completed various college courses in national electric code, construction management, construction estimating, international building code, property inspection and building materials and methods.

McKay Thomason, Chief Operating Officer

McKay Thomason is the Chief Operating Officer at House Hack, Inc., involved from the company's early days.  His background includes a two-year mission in Chile, where he led teams and became fluent in Spanish.  Prior to joining House Hack, Mr. Thomason refined his business acumen at a sales and marketing startup.  At House Hack, he has coordinated the launch of the company’s Regulation D and A offerings along with managing logistics, staffing, property acquisitions, renovations, and the firm's operational and market growth.  Mr. Thomason is also a registered investment adviser representative, holding a Series 65 license.

Kenneth E. Traynham, Esq., Chief Legal Officer

Kenneth Traynham is an experienced civil litigator and trial attorney.  Mr. Traynham is licensed to practice law in California and has successfully negotiated millions of dollars in settlements.  Mr. Traynham graduated from Loyola Law School, Los Angeles in 2019, earning a Juris Doctor degree, and graduated from The University of Texas at Austin in 2014, earning a bachelor’s degree in radio-television-film.  Prior to starting his legal career, Mr. Traynham worked in the entertainment industry where he helped produce and coordinate various film, television, and live event productions.  Mr. Traynham has also passed his SIE, Series 7, Series 63, Series 24, and Series 27 license examinations with FINRA.  He currently serves as the in-house general counsel and Chief Legal Officer for House Hack, Inc., DBA HouseHack in addition to The Paffrath Organization, DBA Meet Kevin, Plato’s Philosophy, LLC, DBA StockHack and StackHack, and SuitHack, LLC.

Christian Cubacub, Chief Media Officer

Christian Cubacub brings over 12 years of expertise in digital media production, specializing in creating compelling documentary, promotional, corporate, and event-based photo and video content.  He has worked on projects for a variety of clients, including Hawaiian Airlines, Marriott, and PNC Bank, delivering content that has garnered accolades for its creativity and impact.  Mr. Cubacub also served as the Director of Digital Media for the publication Flyer News from 2017 to 2022.  Mr. Cubacub holds a Bachelor of Science in Electrical & Computer Engineering from the University of Dayton.  He has 5 years of engineering experience, where he worked as an Innovation Engineer at Emerson Commercial & Residential Solutions and as an Embedded Software Engineer at Raytheon Technologies.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2023, we compensated our three highest-paid executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
McKay Thomason	Chief Operating Officer	$34,294	$0	$34,294
Kenneth E. Traynham	Chief Legal Officer	$35,544	$0	$35,544
Christian Cubacub	Chief Media Officer	$32,123	$0	$32,123
Nicholas Vaughn	Vice President of Construction	$51,046	$0	$51,046

For the fiscal year ended December 31, 2023, we paid our directors as a group $0. There are 5 directors in this group. This group does include Nicholas Vaughn, however ,Mr. Vaughn was compensated for his role as an executive officer. Mr. Vaughn served as Vice President of Construction and as a member of the company’s Board of Directors from June 22, 2022 through July 24, 2024.

We note that Robert Carey was not paid a salary. His company, Snarpezel (as defined below) was paid $314,175 for services and expenses provided for the year ended December 31, 2023, see “Interest of Management and Others in Certain Transactions” for additional information.

Employment Agreements

All company employees are employed on an “at will” basis. There are currently 4 full-time employees and 2 part-time employee.

There are no present compensation plans for stock options or stock-based compensation, although the company may enter into such agreements in the future, likely later in 2024.

Future Compensation

The Board of Directors may be compensated, at Mr. Paffrath’s discretion, in cash or stock compensation (including options).

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of December 31, 2023, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (1)
Voting Common Stock	Kevin Paffrath	1,000,000 shares	0	100%

1.	The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In August 2022, the company was to issue 100,000 shares of voting common stock to Kevin Paffrath, our founder and CEO, for $100,000 of consideration. This was subsequently increased to 1,000,000 shares of voting common stock for which the company entered into a promissory note agreement with its founder for $1,000,000. The original note did not bear interest and was to mature on September 30, 2023. The note is secured by 1,000,000 shares of voting common stock. In January 2023, the note was modified to provide for recourse on the note, secured by both the stock and the founders personal assets. The note also was adjusted to bear interest at 4.55% per annum. The maturity date was not modified. Although the note contains recourse actions, because the founder has 100% voting control of the entity, any recourse can be eliminated unilaterally and thus this is considered a non-recourse.

Through December 31, 2023, Kevin Paffrath, our founder and CEO, has paid $75,000 towards the note. Additionally, the founder has advanced $172,751 in organization costs on behalf of the company, which offset the note. As of December 31, 2023 and 2022, the balance of the note receivable was $752,249, which is included as a contra equity balance on the balance sheet.

As of December 31, 2023 and 2022, there was $33,231 and $0, respectively, in amounts due from Kevin Paffrath, our founder and CEO for operating activities not related to stock issuance.

In September 2022, Kevin Paffrath, our founder and CEO, advanced $3,500,000 to the company, which was repaid shortly thereafter.

In October 2022, the company issued 269,000 shares to an entity owned by its founder and CEO, Kevin Paffrath, for the purchase of certain software and intellectual property.

In July 2023, the company entered into a lease agreement with its founder and CEO, Kevin Paffrath, for office space for monthly base rent of $6,000. The lease is month-to-month.

In June 2022, the company entered in a consulting agreement with Snarpezel.com, Inc. (“Snarpezel”), consulting firm owned and operated by Robert Carey, an officer and director. The agreement has no end term and provided for a flat monthly fee of $35,000 for 2022. The agreement was modified and reduced to $25,000 monthly July 5, 2023, and again modified February 1, 2024 to $35,000 monthly . The agreement was modified on April 5, 2024 t o the current monthly fee $42,000. Snarpezel has been paid $290,000 and $101,579 in fees for the years ended December 31, 2023 and 2022, respectively.

Ross Gerber, a member of our board of directors, owns 36% of Gerber-Kawasaki Inc. (“Gerber Kawasaki”) a retail investment firm that provided us with investment services during 2023 to manage treasury bill investments. Gerber- received customary fees for those trading activities. The trading services terminated December 2023. Beginning January 1, 2024, Mr. Gerber provides monthly financial statement review services and is compensated at the monthly rate of $5,000.

ITEM 6. OTHER INFORMATION

Not applicable.

ITEM 7. FINANCIAL STATEMENTS

ITEM 8. EXHIBITS

The documents listed in the Exhibit Index of this Annual Report are incorporated by reference or are filed with this Annual Report, in each case as indicated below.

Exhibit No.	Description
2.1	Articles of Incorporation*
2.2	Articles of Amendment of House Hack, Inc.*
2.3	By-laws*
4.1	Form of Subscription Agreement of House Hack, Inc.*
6.1	Agreement with Snarpezel.com,Inc., dated as of June 22, 2022*
6.2	Amended Agreement with Snarpezel.com, Inc., dated July 5, 2023*
6.3	Kevin Paffrath Promissory Note, dated January 12, 2023*

*	Incorporated by reference from the Company’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-12302)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOUSE HACK, INC.

/s/ Kevin Paffrath
By Kevin Paffrath
Title: Chief Executive Officer and Director Date: August 23, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Kevin Paffrath
Kevin Paffrath, Chief Executive Officer, Principal Accounting Officer, Principal Financial Officer and Director
Date: August 23, 2024

/s/ Robert Carey
Director
Date: August 23, 2024

/s/ William Stewart
Director
Date: August 23, 2024

/s/ Ross Gerber
Director
Date: August 23, 2024

HOUSE HACK INC.

A Wyoming Corporation

Financial Statements

As of December 31, 2023 and 2022

HOUSE HACK, INC.

TABLE OF CONTENTS

Page

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023 AND 2022

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

House Hack, Inc.

Opinion

We have audited the accompanying financial statements of House Hack, Inc. (a Wyoming corporation, the “Company”), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2023 and the period from June 22, 2022 (Inception) to December 31, 2022, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the periods then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbbmckennon

Newport Beach, California

August 23, 2024

HOUSE HACK, INC.

BALANCE SHEETS

	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$15,001,359	$3,089,331
Short-term investments	13,889,447	9,658,367
Due from related party	33,231	-
Escrow deposits	1,224,800	-
Subscription receivable	460,934	-
Interest receivable	198,507	-
Total current assets	30,808,278	12,747,698
Investments	1,929,454	9,580,269
Real estate held for investment	6,780,664	-
Deferred offering costs	-	24,000
Total assets	$39,518,396	$22,351,967

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$46,748	$54,633
Other current liabilities	61,709	159,990
Total liabilities	108,457	214,623

Commitments and contingencies

Stockholders' equity:
Voting common stock, $0.0001 par value, 1,000,000 shares authorized, issued and outstanding as of both December 31, 2023 and 2022	100	100
Non-voting common stock, $0.0001 par value, 200,000,000 shares authorized, 40,577,123 and 22,326,645 shares issued and outstanding as of December 31, 2023 and 2022, respectively	4,058	2,233
Additional paid-in capital	40,694,642	23,031,862
Subscription receivable, related party	(752,249)	(752,249)
Accumulated deficit	(536,612)	(144,602)
Total stockholders' equity	39,409,939	22,137,344
Total liabilities and stockholders' equity	$39,518,396	$22,351,967

See accompanying notes to financial statements.

HOUSE HACK, INC.

STATEMENTS OF OPERATIONS

		For the Period from
		June 22, 2022
	Year Ended	(inception) to
	December 31,	December 31,
	2023	2022
Rental income	$7,197	$-
Total revenues	7,197	-

Operating expenses:
Property related costs	31,327	-
Depreciation	25,100	-
Other operating expenses	1,487,337	202,851
Total operating expenses	1,543,764	202,851

Loss from operations	(1,536,567)	(202,851)

Other income:
Interest income	1,060,027	-
Interest income, related party	34,909	-
Other income	49,621	58,249
Total other income	1,144,557	58,249

Provision for income taxes	-	-
Net loss	$(392,010)	$(144,602)

Weighted average common shares outstanding - basic and diluted	26,166,449	11,500,386
Net income per common share - basic and diluted	$(0.01)	$(0.01)

See accompanying notes to financial statements.

HOUSE HACK, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

	Voting Common Stock		Non-Voting Common Stock		Additional Paid-in	Subscription Receivable,	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Related Party	Deficit	Equity
Balances at June 22, 2022 (inception)	-	$-	-	$-	$-	$-	$-	$-
Shares issued to founder for note receivable	1,000,000	100	-	-	999,900	(752,249)	-	247,751
Shares issued for intellectual property	-	-	269,000	27	(27)	-	-	-
Shares issued for cash	-	-	22,057,645	2,206	22,055,439	-	-	22,057,645
Offering costs	-	-	-	-	(23,450)	-	-	(23,450)
Net loss	-	-	-	-	-	-	(144,602)	(144,602)
Balances at December 31, 2022	1,000,000	100	22,326,645	2,233	23,031,862	(752,249)	(144,602)	22,137,344
Shares issued for cash	-	-	18,250,478	1,825	18,248,653	-	-	18,250,478
Offering costs	-	-	-	-	(585,873)	-	-	(585,873)
Net loss	-	-	-	-	-	-	(392,010)	(392,010)
Balances at December 31, 2023	1,000,000	$100	40,577,123	$4,058	$40,694,642	$(752,249)	$(536,612)	$39,409,939

See accompanying notes to financial statements.

HOUSE HACK, INC.

STATEMENTS OF CASH FLOWS

		For the Period from
		June 22, 2022
	Year Ended	(inception) to
	December 31,	December 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(392,010)	$(144,602)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	25,100	-
Amortization of investment discount	204,188	33,000
Changes in operating assets and liabilities:
Interest receivable	(198,507)	-
Due from related party	(33,231)	-
Accounts payable	(7,885)	54,633
Other current liabilities	(98,281)	159,990
Net cash provided by (used in) operating activities	(500,626)	103,021
Cash flows from investing activities:
Purchase of investments	(13,587,145)	(19,771,636)
Proceeds from investments	16,802,692	500,000
Purchase of real estate	(6,805,764)	-
Escrow deposits	(1,224,800)	-
Net cash used in investing activities	(4,815,017)	(19,271,636)
Cash flows from financing activities:
Proceeds from sale of voting common stock	-	247,751
Proceeds from sale of common stock	17,789,544	22,057,645
Offering costs	(561,873)	(47,450)
Net cash provided by financing activities	17,227,671	22,257,946
Net change in cash and cash equivalents	11,912,028	3,089,331
Cash and cash equivalents at beginning of period	3,089,331	-
Cash and cash equivalents at end of period	$15,001,359	$3,089,331

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Non cash investing and financing activities:
Subscription receivable	$460,934	$-
Note payable issued for voting common stock	$-	$1,000,000

See accompanying notes to financial statements.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

House Hack, Inc. (the “Company”) is a corporation organized on June 22, 2022 under the laws of Wyoming. The Company has been formed to invest, directly or through potential subsidiaries, in real estate assets throughout the United States. The Company intends to focus on “wedge” properties for acquisition, although the Company may invest in multi-family, commercial, or other properties, including hotels. The Company's headquarters are in Ventura, California.

As of December 31, 2023, the Company has generated minimal revenue. The Company’s activities since inception have consisted of formation activities, capital raising activities and initial investments in real estate. As the Company continues to expand its principal operations, it will incur significant additional expenses and require deployment of significant capital. The Company is dependent upon existing capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including but not limited to failing to secure additional funding to operationalize the Company’s planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has only recently commenced planned principal operations, and we plan to incur significant costs and usage of capital in pursuit of our plans, and have not generated significant revenues or any profits since inception. As of December 31, 2023, the Company has an accumulated deficit of $536,612, cash of $15,001,359 and short-term investments totaling $13,889,447. The Company’s plans below are believed to alleviate substantial doubt.

Management Plans

The Company’s ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to utilize the proceeds from investments received to date, obtain additional capital financing sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. The Company may also choose to hold assets and wait for strategic opportunities. No assurance can be given that the Company will be successful in these efforts.

As of the date of issuance of these financial statements, management expects that its cash and cash equivalents, and short-term investments will be sufficient to fund its operating expenses, and capital expenditure requirements for at least one year from the date these financial statements are issued. The Company is also due funds from the Company’s founder totaling $752,249, which are expected to be used to fund operational expenses.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s accounts payable and other current liabilities reported in the balance sheet approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities which were purchased with maturities of three months or less to be cash equivalents.

The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits of $250,000. As of December 31, 2023, the Company’s cash and cash equivalents were held at one accredited financial institution.

Investments

The Company has investments in U.S. treasury bills. The investments are classified as held-to-maturity and are accounted for at amortized cost. As such, the investments are recognized as a Level 1 investment.

During the year ended December 31, 2023, the Company purchased $13,587,145 in investments and received $16,802,692 in proceeds from the sales of such investments. During the year ended December 31, 2023, the Company recognized $1,060,027 in interest income, consisting of earned interest based on the stated rate of the treasury bill, accrued interest and amortized discount of treasury bills held-to-maturity. As of December 31, 2023, the Company held $13,889,447 in short-term investments, consisting of U.S. treasury bills with varying maturities through December 2024. As of December 31, 2023, the Company held $1,929,454 in long-term investments, consisting of U.S. treasury bills with varying maturities through October 2025.

During the period ended December 31, 2022, the Company purchased $19,771,636 in investments and received $500,000 in proceeds from the sales of such investments. During the period ended December 31, 2022, the Company recognized $33,000 in interest income related to the amortized discount of treasury bills held-to-maturity. As of December 31, 2022, the Company held $9,658,367 in short-term investments, consisting of U.S. treasury bills with varying maturities through November 2023. As of December 31, 2022, the Company held $9,580,269 in long-term investments, consisting of U.S. treasury bills with varying maturities through October 2025.

Offering Costs

The Company complies with the requirements of ASC 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs pertaining to future equity obligations are charged to interest expense upon completion of an offering. As of December 31, 2023 and 2022, the Company had capitalized $0 and $24,000, respectively, of deferred offering costs.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

Real Estate Held for Investment

Real estate assets will be stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives.

Depreciation is computed on a straight-line basis over the useful lives of the properties. We will continually evaluate the recoverability of the carrying value of our real estate assets using the methodology prescribed in Accounting Standards Codification (“ASC”) Topic 360, “Property, Plant and Equipment,” Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset’s net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value.

The Company’s real estate includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. The Company allocates the land value of each acquired property using a pro rata allocation from the property’s county records. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years.

Real Estate Held for Sale

We may periodically classify real estate assets as held for sale. An asset is classified as held for sale after the approval of management and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded. As of December 31, 2023, there was no real estate held for sale.

Real estate assets held for sale will be stated separately on the balance sheet. Upon a decision to no longer market as an asset for sale, the asset is classified as an operating asset and depreciation expense is reinstated. A gain or loss on the sale of a property will be recorded in the statement of operations.

Revenue Recognition

The Company will recognize revenue under the guidance of Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Under ASC 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the companies satisfies a performance obligation.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company recognizes rental income evenly on a monthly basis when earned. During the periods ended December 31, 2023 and 2022, the Company recognized rental income of $7,197 and $0, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statements and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC

740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company expects to file U.S. federal and state income tax returns in which nexus is achieved.

Loss per Common Share

The Company computes net loss per share of common stock voting and non-voting combined, as each class of stock has identical rights and privileges, except for voting rights (Note 5). Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which the Company incurs a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. As of December 31, 2023 and 2022, potentially dilutive securities consisted of outstanding common stock warrants (see Note 5).

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 4: REAL ESTATE HELD FOR INVESTMENT

The following is a summary of real estate held for investment:

	December 31,
	2023	2022
Buildings	$4,417,693	$-
Land	2,388,071	-
Real estate owned, at cost	6,805,764	-
Accumulated depreciation	(25,100)	-
Real estate owned, net of accumulated depreciation	$6,780,664	$-

During the year ended December 31, 2023, the Company acquired 10 properties, 8 of which are located in Southern California and 2 located in Utah, for an aggregate purchase price of $6,805,764. The Company allocated an aggregate of $4,417,693 to buildings and the remaining $2,388,071 was allocated to land.

Depreciation expense was $25,100 and $0 for the periods ended December 31, 2023 and 2022, respectively.

As of December 31, 2023, the Company had $1,224,800 in escrow deposits pertaining to the potential acquisition of additional properties, which is expected to close in 2024.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 5: STOCKHOLDERS’ EQUITY

Upon incorporation on June 22, 2022, the Company authorized 100 shares of preferred stock, $0.0001 par value. On August 24, 2022, the Company amended its articles of incorporation to authorize 1,000,000 voting and 200,000,000 non-voting common stock, par value $0.0001 per share.

Non-voting common stock is not entitled to any votes on any matter that is submitted to a vote of stockholders, except as required by Wyoming Law. Holders of non-voting common stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to non-voting common stock.

Voting common stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken, or any written consent of stockholders is solicited.

Common Stock Transactions

In August 2022, the Company was to issue 100,000 shares of voting common stock to its founder for $100,000 of consideration. This was subsequently increased to 1,000,000 shares of voting common stock for which the Company entered into a promissory note agreement with its founder for $1,000,000 (see Note 6).

In October 2022, the Company issued 269,000 shares to an entity owned by its founder for the purchase of certain software and intellectual property. Such assets were brough over at carry over basis of $0, from the common control entity.

Regulation D Private Placement Memorandum

In September 2022, the Company commenced a Regulation D private placement memorandum (“PPM”) in which the Company offered investments in non-voting common stock at $1.00 per share. The offering was initially subject to a minimum of $25,000,000 but was later decreased to $19,500,000. Individual investments are subject to a minimum of $25,000 per investors, with increments of $5,000 thereafter.

Investors in the offering also received warrants to purchase non-voting shares in the next financing round, if any, at the price of the PPM offering, based on the timing of the investment using a sliding scale. The sliding scale starts at 55% warrant coverage for investments made by September 30, 2022 and decreases to 0% through March 31, 2023. Investors who purchase courses from our founders’ related entities qualify for an additional 10% coverage. These warrants are exercisable into non-voting Common Stock in the next financing, if any, at the offering price ($1.00) of the PPM. In addition, warrants are not exercisable until the lesser of 25% or $25,000,000 of proceeds from the PPM are deployed for properties and renovations, less expenses. The warrants expire on the first business day 60 calendar days after the Company issues a call for warrant redemption.

Through December 31, 2022, the Company issued 22,057,645 shares of non-voting common stock for gross proceeds of $22,057,645 through the PPM. The Company incurred $23,450 in offering costs associated with this raise. In 2023, the Company issued an additional 3,039,140 shares of non-voting common stock for gross proceeds of $3,039,140 through the PPM. The offering closed on March 31, 2023.

As of December 31, 2023 and 2022, the Company had $0 and $159,990 in proceeds, which were returned to investors who did not satisfy obligations to qualify for the PPM. These amounts are included as other current liabilities in the balance sheets.

As of December 31, 2023 and 2022, the Company had 14,557,662 and 13,676,475 warrants to purchase non-voting common stock outstanding as per the PPM above, respectively. The warrants had an exercise price of $1.00 per share and are exercisable into shares of non-voting common stock in the next financing round. The warrants were cancelled in April 2024 to the extent they were not exercised (see Note 9).

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

Regulation A Offering

In November 2023, the Company initiated a Regulation A offering at $1.00 per share. In 2023, the Company issued 15,211,338 shares of non-voting common stock pursuant to the offering for gross proceeds of $15,211,338.

As of December 31, 2023, the Company had a subscription receivable of $460,934 in connection with the offering, which was received in 2024. The Company incurred $585,873 in costs associated with this offering.

As of December 31, 2023 and 2022, the Company had $31,887 and $0 in proceeds, which were returned to investors who did not satisfy obligations to qualify for the Regulation A offering. These amounts are included as other current liabilities in the balance sheets.

NOTE 6: RELATED PARTY TRANSACTIONS

In August 2022, the Company was to issue 100,000 shares of voting common stock to its founder for $100,000 of consideration. This was subsequently increased to 1,000,000 shares of voting common stock for which the Company entered into a promissory note agreement with its founder for $1,000,000. The original note did not bear interest and matured on September 30, 2023. In January 2023, the note was modified to provide for full recourse; whereby the note is secured by all the personal assets of the Company’s founder, which includes the 1,000,000 shares of voting common stock.  The note also was adjusted to bear interest at 4.55%, per annum. The note maturity date was later extended to December 31, 2024.

Through December 31, 2023, the founder has paid $75,000 towards the note. Additionally, the founder has advanced $172,751 in organization costs on behalf of the Company, which offset the note. As of December 31, 2023 and 2022, the balance of the note receivable was $752,249, which is included as a contra equity balance on the balance sheet.

As of December 31, 2023 and 2022, there was $33,231 and $0, respectively, in amounts due from the founder.

In September 2022, the Company’s founder advanced $3,500,000 to the Company, which was repaid shortly thereafter.

In October 2022, the Company issued 269,000 shares to an entity owned by its founder for the purchase of certain software and intellectual property. See Note 5.

In July 2023, the Company entered into a lease agreement with the founder for office space for monthly base rent of $6,000. The lease is month-to-month.

In June 2022, the Company entered in a consulting agreement with Snarpezel.com, Inc. (“Snarpezel”), consulting firm owned and operated by Robert Carey, an officer and director. The agreement has no end term and provided for a flat monthly fee of $35,000 for 2022. The agreement was modified and reduced to $25,000 monthly July 5, 2023, and again modified February 1, 2024 to $35,000 monthly . The agreement was modified on April 5, 2024 to the current monthly fee $42,000. Snarpezel has been paid $290,000 and $101,579 in fees for the years ended December 31, 2023 and 2022, respectively.

NOTE 7: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate to net operating loss carryforwards. As of December 31, 2023 and 2022, the Company had net deferred tax assets before valuation allowance of approximately $157,000 and $43,000, respectively.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to cumulative losses through December 31, 2023. Therefore, a valuation allowance of $157,000 and $43,000 was recorded as of December 31, 2023 and 2022. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be approximately 28%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets. As of December 31, 2023, the Company has approximately $527,000 in net loss carryforwards to utilize indefinitely.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 8: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

Ligation Matters

In 2024, the Company had an earnest money dispute for a contested property purchase in Texas. The plaintiff (seller) alleges House Hack, Inc. breached the contract when it failed to deposit the earnest money, and is seeking $1,000,000. House Hack, Inc. denies the allegations and alleges fraud, breach of contract, and defamation against the seller. House Hack, Inc. maintains that seller’s disclosures were fraudulent and that it relied on those disclosures to its detriment when deciding to enter into the purchase agreement. Therefore, House Hack, Inc. asserts that it was relieved of any and all duties under the contract, including the earnest money deposit. The Company intends to continue to defend itself vigorously against this complaint. This matter is in the early stages and the ultimate decision is not yet determinable.

NOTE 9: SUBSEQUENT EVENTS

From February 2024 through May 2024 the Company raised funds in a private placement under Regulation D for shares of Non-Voting Common Stock, offered at $2.00 per share. Through June 30, 2024, the Company has issued 1,224,490 shares of Non-Voting Common Stock for gross proceeds of $2,448,980.

In 2024, the Company called for warrant exercises related to the Company’s Regulation D Offering described in Note 5. Holders of the warrants had 60 days to exercise the warrants at $1.00 per share of non-voting common stock. Accordingly, the Company issued 5,199,184 shares of Non-Voting Common Stock for gross proceeds of $5,199,184 related to exercised warrants.

Management’s Evaluation

Management has evaluated subsequent events through August 23 , 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.